AvalonBay
COMMUNITIES, INC.

2008 ANNUAL REPORT



Built to *Endure*

AvalonBay
COMMUNITIES, INC.

AvalonBay Communities, Inc. is an equity REIT primarily engaged in developing, redeveloping, acquiring, and managing quality apartment communities in high barrier-to-entry markets within the United States. Our markets are located in the Northeast, Mid-Atlantic, Midwest, Pacific Northwest, and Northern and Southern California regions. At year-end 2008, our total market capitalization was $8.3 billion. Over the last ten years, our total shareholder return averaged 11.1% per year, and the growth rate of our dividend averaged 6.2% per year during the same time period. Our time-tested strategy is to *more deeply penetrate our chosen markets with a broad range of products and services and an intense focus on our customer.*

AvalonBay Communities common shares are traded on the New York Stock Exchange under the ticker symbol AVB and are included in the S&P 500 Index. More information about AvalonBay may be found on our website at www.avalonbay.com.

FINANCIAL HIGHLIGHTS

See page 13 for notes and defined terms, and page 15 for 5 year stock performance graph


TOTAL SHAREHOLDER RETURN(1)
Compound Annual Growth Rate
12.0%
6.0%
0.0%
-6.0%
-12%
-9.0%
-6.2%
11.1%
8.9%
3-Year
10-Year


NAV PER SHARE GROWTH(2)
Compound Annual Growth Rate
10.0%
5.0%
0.0%
-5.0%
-10%
-5.4%
-7.5%
8.7%
4.2%
3-Year
10-Year


FFO PER SHARE GROWTH(3)
Compound Annual Growth Rate
6.0%
4.0%
2.0%
0.0%
-2.0%
3.9%
-0.6%
3.6%
0.9%
3-Year
10-Year

AVB Multifamily Sector Avg

Source: SNL Financial, Green Street Adviso



COVER: AVALON DANVERS, MA
THIS PAGE: AVALON ENCINO, CA

Built to *Endure*

FOR OUR SHAREHOLDERS AND OUR CUSTOMERS





AVALON SHARON, MA

TO OUR Shareholders

It was an extraordinary year. In the public real estate and capital markets, the early expectation of a modest economic downturn was swept away by the credit and capital crisis that sharply accelerated in September. There was no safe haven, as every asset class was hit in the financial storm: the S&P 500 Index declined 38% and the Morgan Stanley REIT Index declined 38%. AvalonBay was not spared, as Total Shareholder Return fell 33%.

The early read on 2009 suggests this downturn is far from over and well-functioning capital markets may be many months away. In times of economic stress, the quality of a business strategy, a balance sheet and a management team can be tested. In hindsight, it leads an investor to ask: How did your company endure under the extreme financial stress presented during the year? How well did management respond?

Addressing these questions underscores the durability of our time-tested strategy and cycle-seasoned management team. It's why our theme this year is: *Built to Endure*. In this letter, we'll review our achievements and disappointments during 2008 and how we are responding to the challenges ahead. In these difficult times, our commitment to a strategy *to more deeply penetrate our chosen markets with a broad range of products and services and an intense focus on our customer* endures.

Avalon

STRATEGY

PRODUCTS

ORGANIZATION

FINANCIALS

BUILT TO ENDURE

2008 In Review

Last year's theme, 'Excellent Execution', was particularly appropriate when looking at our accomplishments in 2008.

Property level operating results were largely in line with our original financial outlook provided in February - a pleasing accomplishment given the external forces that could have caused us to miss our operating targets. Net Operating Income (NOI) from our Same Store portfolio increased 3.6%, driven by revenue growth of 3.1% and modest expense growth of 1.9%.

Our earnings were not completely spared from the onset of the credit crisis, as we decided to abandon a number of planned developments, incurring impairment charges and severance costs. The result was a decrease in Funds from Operations (FFO) of $0.54 or 12% for 2008. Absent these non-routine (largely non-cash) charges, FFO for the year increased 9%.

In terms of investment and capital activity, we enjoyed excellent and timely execution - made even more important given the events that unfolded during the second half of the year. We delivered a record amount of new apartments. Asset sales were well timed - being completed before the financial crisis was in full force. We sourced



AVALON MEYDENBAUER, WA

liquidity early in the year at attractive costs, raising a significant amount of capital in one of the most challenging financing environments we've ever seen.

The following are highlights of our 2008 investment activity:

- We started six communities for a total budgeted cost of $490 million. This was half the level we anticipated at the beginning of the year, reflecting discipline in reducing capital commitments in a capital-constrained environment. For communities we did start, we achieved savings from the originally contracted values by going back to subcontractors and renegotiating costs.
- We delivered 13 communities containing over 4,000 apartment homes with a Total Capital Cost of $1 billion. This was a record volume of development that, in total, was delivered on budget.
- We sold 11 assets for a total of $650 million, generating an Economic Gain of $230 million and a 14.1% Unleveraged IRR on our investment. The Weighted Average Initial Year Market Cap Rate of 5.1% on these transactions is a remarkable achievement given a difficult transaction environment and confirms the value created through our investment activities. A special dividend of $1.81 per share was declared by our Board to distribute excess income attributable to gains on these asset sales.
- We expanded our redevelopment activity, completing the renovation of two wholly-owned communities and starting redevelopment of four wholly-owned communities. Reinvesting in our assets ensures they are well-maintained and well-positioned to meet the needs of our customers.

Importantly, we took aggressive actions to ensure we have liquidity needed to meet our capital requirements over the next 24 months:

- By year-end, we had sourced $2 billion of capital. In addition to proceeds from our disposition program described above, we sourced $830 million in secured debt, $330 million in unsecured debt and $180 million in equity commitments raised for our second discretionary institutional investment management fund.
- We lowered our cost of debt by repaying over $270 million with a weighted average rate of 7.3%, while sourcing $700 million in fixed rate debt with a weighted average interest rate of 5.4%. These transactions lowered our costs while extending the maturity duration. Finally, we rebalanced our debt and preferred levels by redeeming $100 million of 8.7% preferred stock.

In a volatile credit environment with diminished liquidity options, these are important accomplishments and an effective use of the financial flexibility offered by a strong and largely unencumbered balance sheet.

Strategy

BUILT TO ENDURE:

Our time-tested strategy has delivered long-term performance near the top of the sector in earnings growth, NAV, dividends and Total Shareholder Return. A proven business model and an executive management team averaging 20 years experience with AvalonBay positions us to manage near-term challenges while taking advantage of opportunities – enabling us to ultimately emerge an even stronger company.

OUTSIZED DIVIDEND GROWTH[4]



1998-2008 Growth
90%
75%
60%
45%
30%
15%
0%
83.1%
31.5%
AVB
Multifamily Sector Avg.

Source: Company Reports, SNL Financial

DECREASING RENTAL DELIVERIES[5]



Net Completions (in thousands)
200
160
120
80
40
0
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
Net Completions/Inventory
2007
2008
2009(E)
2010(E)
2011(E)
Net U.S. Rental Completions
New Completions as % Rental Inventory

Source: Witten Advisors



AVALON TOWERS ON THE PENINSULA, CA

The culmination of successful investment and capital activity is how we return capital to investors - as measured by dividend history. The quality and durability of our dividend has always been a hallmark of our company. In 2008, we declared the largest absolute level of dividends ever – including a special dividend of $1.81 per share – while maintaining one of the strongest balance sheets in the REIT industry. Our dividend has always been covered by recurring cash flow and has increased 80% over the last ten years – more than twice the sector average.

The Economy and Apartment Fundamentals

The economic environment in 2008 was fueled by uncertainty, as one historic event cascading over another in just a few weeks significantly changed the economic landscape. The recession, once confined to housing and finance-related industries, broadened. The U.S. and other governments stepped in, taking aggressive actions to unlock the credit markets and to spur job growth. It will take time to see results, and we don't expect employment growth – an important driver of apartment demand – to return to our markets in 2009.

There are a number of mid to long term fundamentals impacting rental housing, primarily demographics driving demand and credit constraints limiting supply. Demographics continue to favor renting. The 25-34 year old age segment has one of the highest renter propensities and is projected to increase by four million between now and 2015. This is a *ten-fold* increase in growth over the previous seven-year period. Many would-be home buyers in this age segment will likely remain renters given current consumer sentiment toward owning a home as an investment. Tighter credit and a renewed emphasis on saving are also expected to limit demand for new home sales.

Financing constraints and a weak economy are expected to reduce new rental construction over the next several years. Total multifamily construction starts issued in the fourth quarter of 2008 were 50% below the peak reached in early 2006. Fewer starts translate into fewer deliveries and less new competitive supply. Several third party sources are projecting steep declines in rental deliveries for 2010, setting the stage for a potentially robust apartment recovery when the job market inevitably rebounds.

The nationwide home ownership rate at the end of 2008 reached its lowest level since 2000, creating thousands of new renter households. We expect to continue to benefit from declining home ownership in 2009, but this alone will not create sufficient demand to overcome employment losses.

Looking Forward

We expect 2009 will be a tougher operating and investing climate as revenue and NOI from operating communities will likely decline. We do not anticipate starting any new development during the first half of 2009. Any development starts in the second half of this year will be based on our assessment of economic and capital market conditions at that time.



A PORTFOLIO OF

Products and Services

BUILT TO ENDURE:

We own and operate over 50,000 apartment homes in the nation's most supply-constrained markets. Staggered lease terms minimize exposure at any one time of the year and provide stability to both operations and cash flow. Tight controls have kept operating expense growth well below the sector average over the last four years.

FAVORABLE DEMOGRAPHICS



Population Growth 25-34 Year-old Age Segment (in millions)
5.0
4.0
3.0
2.0
1.0
0
0.4
4.0
2000-2007
2008-2015

Source: Census Bureau, National Multi-Housing Council

CONTROLLING EXPENSES[6]



2004-2008 Avg. Operating Expense Growth %
4.0%
3.0%
2.0%
1.0%
0%
2.1%
3.4%
AVB
Multifamily Sector Avg.

Source: Green Street Advisors, SNL Financial



AVALON FASHION VALLEY, CA

Downturns are an inevitable part of the business cycle. Their impacts cannot be avoided, but they can be mitigated. It is often said that the best test of management and of management's strategy is how a company performs through all phases of the business cycle. Our executive management team has an average of 20 years experience with AvalonBay, and we're responding to the current downturn by relying on the attributes of our business which have endured through the years:

Operations: Enduring Focus

Last year, we generated cash flow from 100,000 residents in 50,000 apartments - a large, diversified lease profile with historically low default risk. Over the last four years, growth in operating expenses was well below the sector average.

Innovation helps keep costs in check. During 2008, we opened our Customer Care Center (CCC) in Virginia Beach, VA to centralize certain accounting and administrative functions formerly the responsibility of on-site community associates. A facility unique to our sector, we started the year with functions transferred from 20% of our communities and ended the year with 80% on-board. We're pleased to report that we realized significant cost savings while improving service to our residents.

Asset Management: Enduring Value

Our portfolio is among the youngest in our sector. While this keeps our average per-home capital expenditure comparatively low, we remain focused on the need to maintain our assets and position them for the changing needs of our customers. At a time when cost pressures may force some operators to defer maintenance, strong cash flow enables us to continue to maintain our communities to high standards and improve their competitive position.

We also are investing significantly in redevelopment opportunities during 2009. Upgrades such as kitchen and bathroom overhauls, carefully planned based on customer research and competitive positioning, can provide outsized returns with reduced risk. As an example, our Avalon Redmond community sold last summer for an Unleveraged IRR of 15% after a moderate redevelopment program. Over the four years we held this asset, revenue growth was 48% and NOI growth was 72%.

Development Activities: Enduring Excellence

Our Avalon Danvers community, shown on the front cover and located on Boston's North Shore, received the 'Project of the Year' award last year from *Multifamily Executive*. This community, which included redevelopment of a prominent historic landmark, enhances our reputation as the leading developer of a broad range of high-quality rental product.

Our recent decision to reduce development starts and reduce our pipeline by 40% was prudent, and resulted in a reduction in our development and administrative staff. We have a long track record of value creation through new development. While we have re-sized our development pipeline and support team, we've retained our core productive capacity to create value through new development when investment opportunities emerge.

Balance Sheet

BUILT TO ENDURE:

Our solid financial position is evidenced by the best balance sheet in the apartment sector and among the best in the industry. With approximately 100 unencumbered apartment communities available for future secured financing activity, we could add over $2 billion of debt to our balance sheet and still be within debt covenants.



LOWER LEVERAGE
Total Debt/Total Capitalization
75%
50%
25%
0%
44.0%
57.9%
AVB
Multifamily Sector Avg.

Source: SNL Financial



MANAGEABLE DEBT MATURITIES
$ in millions
$700
$600
$500
$400
$300
$200
$100
$0
$310
$346
$502
$514
$422
2009
2010
2011
2012
2013

Source: Company Reports


AVALON WARNER PLACE, CA
Avalon
WARNER PLACE
NOW LEASING!
Luxury Rentals
Avalon Warner Place
AN APARTMENT COMMUNITY

Balance Sheet: Enduring Strength and Flexibility

Our solid financial position is evidenced by the strongest balance sheet in the apartment sector and one of the strongest in the industry. Adjusting for non-routine charges and the special dividend, our financial metrics are strong (as of December 31, 2008):

- Leverage of 44%
- NOI from unencumbered assets of 77%
- Dividend Payout ratio of 71%
- Interest Coverage of 3.8x

We have capital committed or identified to complete the construction and lease-up of 14 apartment communities currently underway as well to as fund all debt maturities scheduled for 2009 and 2010. We will seek to continue building liquidity for an extended duration, arranging additional financings to add to the current level of committed capital. With approximately 100 unencumbered apartment communities at year end available for future secured financing activity, we could add over $2 billion of debt to our balance sheet and still be within debt covenants. Finally, we will maintain staggered debt maturities and use floating rate debt as appropriate to help offset the risk of declining operating fundamentals.



AVALON LYNDHURST, NJ

In Conclusion

Past experience reminds us that strong companies become stronger from economic downturns and are able to seize opportunities as they surface. We are at a point in the economic cycle where value can be created by those with strong financial positions and proven business models. Given the soundness of our strategy, our solid financial foundation, and a stable, cycle-tested management team, we expect to emerge from this downturn an even stronger company in an enhanced competitive position. The near-term outlook is challenging, but we will work through this downturn with the benefit of a proven business model that is *Built to Endure*, one that has delivered total shareholder return and NAV growth near the top of the sector for over ten years.

LONG-TERM OUTPERFORMANCE


10-Year Compound Annual Growth Rate
12%
10%
8%
6%
4%
2%
0%
3.6%
0.9%
8.7%
4.2%
11.1%
8.9%
FFO
NAV
TSR
AVB
Multifamily Sector Avg.

Source: Green Street Advisors, SNL Financial

Once again, I want to thank our shareholders for their continued support, our associates for their extraordinary efforts and our residents who continue to make an AvalonBay community their home.



BRYCE BLAIR
CHAIRMAN & CEO





AVALON AT CAHILL PARK, CA

NOTES

1. Total Shareholder Return: The change in value over the period stated with all dividends reinvested. Total Shareholder Return is sometimes presented as the compound annual growth rate. The Total Shareholder Return for each year within the timeframe presented may vary.
2. Estimated NAV per Share Growth: The compound annual growth rate of Estimated NAV per Share as estimated by Green Street Advisors, Inc. during the periods indicated. Estimated NAV per Share Growth for each year within the timeframe presented may vary.
3. FFO per Share Growth: The compound annual growth rate of FFO per Share as reported during the period stated. FFO per Share Growth for each year within the timeframe presented may vary. See page 15 for 10 year FFO reconciliation.
4. Includes dividends declared for each quarter of the ten years presented, benchmarked at 0% for 1998.
5. Net Completions defined as new rental deliveries net of obsolete units and condominiums.
6. Operating Expense Growth: Operating expense growth for the same-unit pool as reported by Green Street Advisors, Inc. Full year change is based on the average of the four quarters for each year, to reflect the changes in properties included in same-unit results.

TABLE OF CONTENTS

DEFINITIONS AND RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES AND OTHER TERMS

This Annual Report contains certain non-GAAP financial measures and other terms. The definition and calculation of these non-GAAP financial measures and other terms may differ from the definitions and methodologies used by other REITs and, accordingly, may not be comparable. The non-GAAP financial measures referred to below should not be considered an alternative to net income as an indication of our performance. In addition, these non-GAAP financial measures do not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered as an alternative measure of liquidity or as indicative of cash available to fund cash needs. The definitions of non-GAAP financial measures and other terms not included below (Funds from Operations, Net Operating Income, Established/Same Store Communities) are contained in our Annual Report on Form 10-K.

Net Asset Value (NAV) Per Share

The estimated market value of a company's assets less the estimated market value of all current and long-term liabilities divided by the number of outstanding common shares and operating partnership units.

Interest Coverage

EBITDA from continuing operations, excluding land gains and gain on the sale of investments in real estate joint ventures, divided by the sum of interest expense, net, and preferred dividends. Interest Coverage is presented by the Company because it provides rating agencies and investors an additional means of comparing our ability to service debt obligations to that of other companies. EBITDA is defined by the Company as net income before interest income and expense, income taxes, depreciation and amortization. EBITDA has been adjusted in the reconciliation below to exclude $71,198,000 of non-routine charges. A reconciliation of EBITDA and a calculation of Interest Coverage for the fourth quarter of 2008 are as follows (dollars in thousands):

Net income	$2,123
Interest expense, net	29,256
Interest expense (discontinued operations)	178
Depreciation expense	50,955
Depreciation expense (discontinued operations)	—
Non-routine items	71,198
EBITDA (adj. for non-routine items)	$153,710
EBITDA from continuing operations (adj. for non-routine items)	$126,096
EBITDA from discontinued operations	27,614
Interest expense, net	$29,256
Dividends attributable to preferred stock	3,929
Interest charges	$33,185
Interest coverage	3.8

Initial Year Market Capitalization Rate (Cap Rate)

Projected NOI of a single community for the first 12 months of operations (assuming no repositioning), less estimates for non-routine allowance of approximately $200 - $300 per apartment home, divided by the gross sales price for the community. Projected NOI, as referred to above, represents management's estimate of projected rental revenue minus projected operating expenses before interest, income taxes (if any), depreciation, amortization and extraordinary items. For this purpose, management's projection of operating expenses for the community includes a management fee of 3.0% - 3.5%. The Initial Year Market Cap Rate, which may be determined in a different manner by others, is a measure frequently used in the real estate industry when determining the appropriate purchase price for a property or estimating the value for a property. Buyers may assign different Initial Year Market Cap Rates to different communities when determining the appropriate value because they (i) may project different rates of change in operating expenses and capital expenditure estimates and (ii) may project different rates of change in future rental revenue due to different estimates for changes in rent and occupancy levels. The weighted average Initial Year Market Cap Rate is weighted based on the gross sales price of each community. Projected stabilized rental revenue represents management's estimate of projected gross potential (based on leased rents for occupied homes and market rents, for vacant homes) minus projected economic vacancy and adjusted for concessions. Projected stabilized operating expenses do not include interest, income taxes (if any), depreciation or amortization, or any allocation of corporate-level property management overhead or general and administrative costs.

Leverage

Total debt as a percentage of Total Market Capitalization. Total Market Capitalization represents the aggregate of the market value of the Company's common stock, the market value of the Company's operating partnership units outstanding (based on the market value of the Company's common stock), the liquidation preference of the Company's preferred stock and the outstanding principal balance of the Company's debt. Management believes that Leverage can be one useful measure of a real estate operating company's long-term liquidity and balance sheet strength, because it shows an approximate relationship between a company's total debt and the current total market value of its assets based on the current price at which the Company's common stock trades. Changes in Leverage also can influence changes in per share results. A calculation of Leverage as of December 31, 2008 is as follows (dollars in thousands):

Total debt	$ 3,676,492
Common stock	4,671,927
Preferred stock	—
Operating partnership units	1,177
Total debt	3,676,492
Total Market Capitalization	8,349,596
Debt as % of capitalization	44.0%

Because Leverage changes with fluctuations in the Company's stock price, which occur regularly, the Company's Leverage may change even when the Company's earnings, interest and debt levels remain stable. Investors should also note that the net realizable value of the Company's assets in liquidation is not easily determinable and may differ substantially from the Company's Total Market Capitalization.

Multifamily Sector Average

The Multifamily Sector Average is a weighted average based on Total Capitalization per SNL Financial. The weighted average for Total Shareholder Return, Operating Expenses and Common Dividend Growth per Share includes AEC, AIV, BRE, CPT, EQR, ESS, HME, MAA, PPS and UDR. The weighted average for FFO per share includees AEC, AIV, BRE, CPT, EQR, ESS, HME, MAA and UDR. The weighted average for Estimated NAV per Share Growth includes all companies under Green Street Advisors, Inc.'s coverage for which data is available during each of the time periods presented and includes AEC, BRE, CPT, EQR, PPS and UDR.

Total Capital Cost

Includes all capitalized costs projected to be or actually incurred to develop the respective development or redevelopment community, or development right, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees, all as determined in accordance with GAAP. For redevelopment communities, Total Capital Cost excludes costs incurred prior to the start of redevelopment when indicated. With respect to communities where development or redevelopment was completed in a prior or the current period, Total Capital Cost reflects the actual cost incurred, plus any contingency estimate made by management. Total Capital Cost for communities identified as having joint venture ownership, either during construction or upon construction completion, represents the total projected joint venture contribution amount. For joint ventures not in construction, Total Capital Cost is equal to gross real estate cost.

Economic Gain

The gain on sale in accordance with GAAP, less accumulated depreciation through the date of sale and any other non-cash adjustments that may be required under GAAP accounting. Management generally considers Economic Gain to be an appropriate supplemental measure to gain on sale in accordance with GAAP because it helps investors understand the relationship between the cash proceeds from a sale and the cash invested in the sold community. A reconciliation of Economic Gain to gain on sale in accordance with GAAP for the full year 2008 is presented below (dollars in thousands):

Number of Communities Sold[1]	Gross Sales Price	GAAP Gain	Accumulated Depreciation and Other	Economic Gain
11 Communities	$646,200	$288,384	$56,469	$231,915

[1] Activity includes $3,483 related to the sale of a community held by the Fund in which the Company holds a 15.2% equity interest. Amounts exclude dispositions to joint venture entities in which the Company retains an economic interest.

Dividend Payout Ratio

The percentage of earnings paid to shareholders in dividends, calculated as the yearly dividend per share divided by FFO per share adjusted for non-routine items for 2008. The payout ratio provides an idea of how well earnings support the dividend payments.

Unleveraged IRR

Refers to the internal rate of return on sold communities calculated by the Company considering the timing and amounts of (i) total revenue during the period owned by the Company and (ii) the gross sales price net of selling costs, offset by (iii) the undepreciated capital cost of the communities at the time of sale and (iv) total direct operating expenses during the period owned by the Company. Each of the items (i), (ii), (iii) and (iv) are calculated in accordance with GAAP.

The calculation of Unleveraged IRR does not include an adjustment for the Company's general and administrative expense, interest expense, or corporate-level property management and other indirect operating expenses. Therefore, Unleveraged IRR is not a substitute for net income as a measure of our performance. Management believes that the Unleveraged IRR achieved during the period a community is owned by the Company is useful because it is one indication of the gross value created by the Company's acquisition, development or redevelopment, management and sale of a community, before the impact of indirect expenses and Company overhead. The Unleveraged IRR achieved on the communities as cited in this annual report should not be viewed as an indication of the gross value created with respect to other communities owned by the Company, and the Company does not represent that it will achieve similar Unleveraged IRRs upon the disposition of other communities. The weighted average Unleveraged IRR for sold communities is weighted based on all cash flows over the holding period for each respective community, including net sales proceeds.

Stock Performance Graph

The stock performance graph provides a comparison, from December 2003 through December 2008, of the cumulative total shareholder return (assuming reinvestment of dividends) among the Company, the Standard & Poor's ("S&P") 500 Index, and a peer group index composed of 15 publicly-traded apartment REITs, including the Company (the "FTSE NAREIT Apartment REIT Index") based on an initial purchase price of $100. The FTSE NAREIT Apartment REIT Index includes only REITs that invest directly or indirectly primarily in the equity ownership of multifamily residential apartment communities. Upon written request to the Company's Secretary, the Company will provide any stockholder with a list of REITs included in the FTSE NAREIT Apartment REIT Index. The historical information set forth below is not necessarily indicative of future performance. Data for the FTSE NAREIT Apartment REIT Index and the S&P 500 Index were provided to the Company by NAREIT.



STOCK PERFORMANCE
$500
$400
$300
$200
$100
$0
2003
2004
2005
2006
2007
2008
AVB
FTSE NAREIT Apartment REIT Index
S&P 500 Index

Source: NAREIT Benchmarked at 12/03=$100

	Dec 2003	Dec 2004	Dec 2005	Dec 2006	Dec 2007	Dec 2008
S&P 500 Index	$100	$111	$116	$135	$142	$90
FTSE NAREIT Apartment REIT Index	100	135	154	216	161	121
AvalonBay	100	165	203	303	226	157

Ten Year FFO Reconciliation

	For the Year Ended										
(Dollars in thousands)	12-31--08	12-31-07	12-31-06	12-31-05	12-31-04	12-31-03	12-31-02	12-31-01	12-31-00	12-31-99	12-31-98
Net income	$411,487	$358,160	$266,546	$310,468	$207,779	$262,503	$173,125	$248,997	$210,604	$172,276	123,535
Dividends attributable to preferred stock	(10,454)	(8,700)	(8,700)	(8,700)	(8,700)	(10,744)	(17,896)	(40,035)	(39,779)	(39,779)	(28,132)
Depreciation—real estate assets, including discontinued operations and joint venture adjustments	203,082	184,731	165,982	163,252	159,221	129,207	143,026	128,086	120,208	108,679	76,339
Minority interest expense, including discontinued operations	216	280	391	1,363	3,048	1,263	1,601	1,559	1,759	1,975	1,770
Cumulative effect of change in accounting principle	—	—	—	—	(4,547)	—	—	—	—	—	—
Gain on sale of unconsolidated entities	(3,483)	(59,927)	(6,609)	—	—	—	—	—	—	—	—
Gain on sale of operating communities	(284,901)	(106,487)	(97,411)	(195,287)	(121,287)	(159,756)	(48,893)	(62,852)	(40,779)	(47,093)	(25,270)
Funds from Operations attributable to common stockholders	$315,947	$368,057	$320,199	$271,096	$235,514	$222,473	$250,963	$275,755	$252,013	$196,058	$148,242
Weighted average common shares outstanding—diluted	77,578,852	79,856,927	75,586,898	74,759,318	73,354,956	70,203,467	70,674,211	69,781,719	68,140,998	66,110,664	51,771,247
EPS—diluted	$5.17	$4.38	$3.42	$4.05	$2.75	$3.60	$2.22	$3.02	$2.53	$2.03	$1.88
FFO per common share—diluted	$4.07	$4.61	$4.24	$3.63	$3.21	$3.17	$3.55	$3.95	$3.70	$2.97	$2.86

AVALONBAY CORPORATE INFORMATION

BOARD OF DIRECTORS

Bryce Blair
Chairman and CEO
AvalonBay Communities, Inc.

Bruce A. Choate [2,4,5]
President and CEO
Watson Land Company
A real estate investment trust

John J. Healy, Jr. [2,4,5]
Founder and President
Hyde Street Holdings
A real estate investment firm

Gilbert M. Meyer [4]
President and CEO
Greenbriar Homes Communities, Inc.
A residential developer and builder

Timothy J. Naughton [4]
President
AvalonBay Communities, Inc.

Lance R. Primis [1,3,5]
Managing Partner
Lance R. Primis and Partners, LLC
A management consulting firm

Peter S. Rummell [3,4]
CEO
Nicklaus Companies
An organization of golf-related businesses

H. Jay Sarles [2,3]
Private Investor

W. Edward Walter [2,4]
President and CEO
Host Hotels & Resorts, Inc.
A real estate investment trust

1 Lead Independent Director
2 Audit Committee
3 Compensation Committee
4 Investment and Finance Committee
5 Nominating and Corporate Governance Committee

OFFICERS

Bryce Blair
Chairman and CEO

Timothy J. Naughton
President

Thomas J. Sargeant
Chief Financial Officer

Leo S. Horey
Executive Vice President
Property Operations

Charlene Rothkopf
Executive Vice President
Human Resources

David W. Bellman
Senior Vice President
Construction–East Coast

Sean J. Breslin
Senior Vice President
Redevelopment and Asset Management

Deborah A. Coombs
Senior Vice President
Property Operations–Northern CA, Pacific NW

Jonathan B. Cox
Senior Vice President
Development–Mid-Atlantic, Mid-West

Lili F. Dunn
Senior Vice President
Investments–National

Frederick S. Harris
Senior Vice President
Development–NY

Tom A. Javits
Senior Vice President
Development–NY

Joanne M. Lockridge
Senior Vice President
Finance–National

William M. McLaughlin
Senior Vice President
Development–MA, RI, CT, NJ

J. Richard Morris
Senior Vice President
Construction–National

Kevin P. O'Shea
Senior Vice President
Investment Management

Christopher L. Payne
Senior Vice President
Development–Southern CA

Edward M. Schulman
Senior Vice President
General Counsel and Secretary–National

Bernard J. Ward
Senior Vice President
Property Operations–East Coast, Mid-West

Stephen W. Wilson
Senior Vice President
Development–West Coast

Danyell D. Alders
Vice President
Property Operations–Southern CA

Trinity M. Blue
Vice President
Property Operations–Metro NY

Shannon E. Brennan
Vice President
Property Operations–Mid-Atlantic

Alfred Brockunier III
Vice President
Construction–NY

Duane W. Carlson
Vice President
Construction–Northern CA

Sean M. Clark
Vice President
Development–Southern CA

Scott W. Dale
Vice President
Development–MA

Tsippora Dingott
Vice President
Information Services–National

Mark Forlenza
Vice President
Development–CT

Brian E. Fritz
Vice President
Development–Pacific NW

Patrick Gniadek
Vice President
Investments–East Coast, Mid-West

Karen A. Hollinger
Vice President
Operations–National

Suzanne Jakstavich
Vice President
Human Resources–National

Scott R. Kinter
Vice President
Construction–Northeast

Ronald S. Ladell
Vice President
Development–NJ

Lyn C. Lansdale
Vice President
Strategic Business Services–National

Sarah K. Mathewson
Vice President
Property Operations–MA, RI

Mike F. Nootens
Vice President
Engineering–National

Michael J. Roberts
Vice President
Development–MA

Robert S. Salkovitz
Vice President
Construction–Southern CA

Keri A. Shea
Vice President
Finance and Treasurer–National

Mona R. Stahling
Vice President
Operations–National

B. Kevin Thompson
Vice President
Marketing–National

Matthew B. Whalen
Vice President
Development–Long Island

Philip M. Wharton
Vice President
Development–NY

AVALONBAY CORPORATE INFORMATION

HEADQUARTERS

Washington, DC
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300
Fax: (703) 329-1459

REGIONAL OFFICES

Boston, MA
51 Sleeper Street
Suite 750
Boston, MA 02210
Phone: (617) 654-9500
Fax: (617) 426-1610

Chicago, IL
180 North Arlington Heights Road
Arlington Heights, IL 60004
Phone: (847) 342-0065
Fax: (847) 342-0075

Shelton, CT
1000 Bridgeport Avenue
Suite 258
Shelton, CT 06484
Phone: (203) 926-2300
Fax: (203) 926-9744

Long Island, NY
135 Pinelawn Road
Suite 130 South
Melville, NY 11747
Phone: (631) 843-0736
Fax: (631) 843-0737

Los Angeles, CA
16255 Ventura Boulevard
Suite 950
Encino, CA 91436
Phone: (818) 784-2800
Fax: (818) 784-2810

Newport Beach, CA
4440 Von Karman Avenue
Suite 300
Newport Beach, CA 92660
Phone: (949) 955-6200
Fax: (949) 724-9208

New York, NY
275 Seventh Avenue
25th Floor
New York, NY 10001
Phone: (212) 370-9269
Fax: (212) 370-1415

San Francisco, CA
185 Berry Street
Suite 3500
San Francisco, CA 94107
Phone: (415) 284-9080
Fax: (415) 546-4138

San Jose, CA
400 Race Street
Suite 200
San Jose, CA 95126
Phone: (408) 983-1500
Fax: (408) 287-9167

Seattle, WA
11808 Northup Way
Suite W311
Bellevue, WA 98005
Phone: (425) 576-2100
Fax: (425) 576-8447

Virginia Beach, VA
2901 Sabre Street
Suite 100
Virginia Beach, VA 23452
Phone: (757) 631-5000
Fax: (757) 486-1063

Woodbridge, NJ
Woodbridge Place
517 Route One South
Suite 5500
Iselin, NJ 08830
Phone: (732) 404-4800
Fax: (732) 283-9101

INVESTOR RELATIONS

Investor Relations
AvalonBay Communities, Inc.
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314
Phone: (703) 329-6300 ext. 4747
ir@avalonbay.com

WEBSITE

www.avalonbay.com

TRANSFER AGENT

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Phone: (866) 230-0668

INDEPENDENT AUDITORS

Ernst & Young, LLP
8484 Westpark Drive
McLean, VA 22102
Phone: (703) 747-1000

FORM 10-K

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by contacting Investor Relations.

CEO AND CFO CERTIFICATIONS

In 2008, the Company's Chief Executive Officer provided to the New York Stock Exchange the Annual CEO Certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, the Company's CEO and CFO filed with the Securities and Exchange Commission the certifications required by Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosures in its 2008 annual report on Form 10-K.

STOCK LISTINGS

NYSE–AVB

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see our discussion titled "Forward-Looking Statements" on page 56 of our Annual Report on Form 10K for a discussion regarding risks associated with these statements.

Avalon

STRATEGY

PRODUCTS

ORGANIZATION

FINANCIALS

BUILT TO ENDURE

AvalonBay
COMMUNITIES, INC.

2900 Eisenhower Avenue
Suite 300 • Alexandria • VA • 22314
www.avalonbay.com